2001 ANNUAL REPORT



02030660

P.E 12-31-2001





PROCESSED
APR 1 5 2002
THOMSON
FINANCIAL



RECEIVED
APR - 9 2002

"TO BE THE BEST"

WASHINGTON TRUST BANCORP, INC.

CORPORATE OVERVIEW

CORPORATE PROFILE

Washington Trust Bancorp, Inc. (the Corporation) is the publicly-owned holding company of The Washington Trust Company (the Bank), a Rhode Island-chartered bank founded in 1800. The Bank offers a broad range of services, including trust and investment management, through its branch offices in southern Rhode Island and southeastern Connecticut.

Market Leadership

- $1.4 Billion in Assets
- Oldest Community Bank in the Nation
- Largest Independent Bank in Rhode Island
- 15 Branches (including 2 First Bank branches*)
- 45% Deposit Share in Washington County, RI

BALANCED EARNINGS STREAM

Washington Trust understands the importance of having a balanced stream of earnings. Our success depends upon our ability to grow our core lines of business by providing competitively priced products, superior service and state-of-the-art technology.

Core Lines of Business

- Business Banking
- Trust Services
- Asset Management
- Personal Banking
- Mortgage Banking

New Products in 2001

- Business Online Banking
- Debit BusinessCard®
- Freedom Rewards℠ Debit Card
- Business Leasing

New Technology in 2001

- Installed New Core Bank Processing Systems
- Upgraded Computer Network and Hardware
- Expanded ATM Network
- Enhanced Online Banking Services

STRONG TRACK RECORD

Washington Trust is committed to enhancing shareholder value. We do this by meeting the needs of our customers, employees, shareholders and the communities we serve.

Key Performance Measures

- Eight Consecutive Years of Record Operating Earnings
- Nine Consecutive Years of Dividend Increases
- ROA Consistently above 1%
- ROE Over 16% (Operating)
- Excellent Asset Quality

2001 Accomplishments

- Outstanding Investment Management Performance
- Record Deposit Growth
- Record Mortgage Volume
- Solid Commercial Loan Activity
- Record Merchant Credit Card Sales Volume

WASHINGTON TRUST MARKET AREA


RI
Providence
Cranston
Warwick
CT
North Kingstown
Richmond
Narragansett
Westerly
Mystic
Charlestown
South Ki
Block Island

☆ Corporate Headquarters and Main Office

☆ Phoenix Investment Management and Providence Trust Office

First Bank Branch Locations*

☆ Proposed Warwick Branch*

Washington Trust Branch Locations

** Pending Approvals*

MARKET AND DIVIDEND INFORMATION

Washington Trust Bancorp, Inc.'s common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market® under the symbol WASH.


WASH
NASDAQ
LISTED


NAIC

National Association of Investors Corp.

FINANCIAL HIGHLIGHTS

	As Of Or For The Years Ended December 31,				
(Dollars in millions, except per share amounts)	2001	2000	1999	1998	1997
OPERATING RESULTS					
Net interest income	$ 39.4	$ 37.9	$ 35.6	$ 32.6	$ 30.2
Provision for loan losses	.6	1.2	1.8	1.9	1.4
Noninterest income[(1)]	21.1	19.0	17.7	16.0	13.8
Net income	13.1	13.2	12.5	12.2	11.5
Net income – operating basis[(2)]	15.6	13.9	12.8	11.5	10.7
Diluted earnings per share[(3)]	1.07	1.09	1.03	1.01	.96
Diluted earnings per share – operating basis[(2)(3)]	1.28	1.15	1.06	.95	.89
BALANCE SHEET					
Net loans	$ 592.1	$ 584.0	$ 536.7	$ 486.0	$ 480.5
Securities	629.1	511.5	446.8	415.5	293.9
Total assets	1,362.2	1,218.1	1,105.6	995.2	861.4
Deposits	816.9	735.7	660.8	627.8	572.8
Shareholders' equity	97.9	89.2	78.2	78.4	72.1
RATIOS					
Return on average assets	1.01%	1.14%	1.19%	1.31%	1.40%
Return on average assets – operating basis[(2)]	1.20%	1.20%	1.21%	1.24%	1.30%
Return on average equity	13.86%	16.14%	15.73%	16.09%	16.85%
Return on average equity – operating basis[(2)]	16.54%	16.98%	16.04%	15.21%	15.64%
Nonperforming assets to total assets	.28%	.28%	.35%	.61%	.99%
Allowance for loan losses to total loans	2.24%	2.20%	2.25%	2.21%	1.91%

Operating Net Income[(2)]


$10.7
$11.5
$12.8
$13.9
$15.6
1997
1998
1999
2000
2001

Total Assets


$861
$995
$1,106
$1,218
$1,362
1997
1998
1999
2000
2001

Diluted Earnings Per Share – Operating Basis[(2)(3)]


$.89
$.95
$1.06
$1.15
$1.28
1997
1998
1999
2000
2001

(1) Excludes net securities gains and 1999 net gain on sale of credit card portfolio.
(2) Excludes 2001 litigation settlement cost, net of insurance recovery. Excludes 2000 and 1999 expenses related to the acquisitions of Phoenix Investment Management Company, Inc. and PierBank, respectively. Includes a pro-forma tax provision on the pre-acquisition earnings of Phoenix, which operated as a sub-S corporation prior to acquisition. Also excludes 1999 net gain on sale of credit card portfolio.
(3) Adjusted to reflect stock split paid on August 3, 1998.

Our Mission

As an independent financial services company, we will provide the highest value to our shareholders by:

Delivering superior service to our customers.

Providing financial and public service leadership in our communities.

Fostering a well trained and highly motivated staff.

CONTENTS

This report contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Corporation's actual results could differ materially from those projected in the forward-looking statements as a result, among other factors, of changes in general national or regional economic conditions, changes in interest rates, reductions in the market value of trust and investment assets under management, reductions in deposit levels necessitating increased borrowing to fund loans and investments, changes in the size and nature of the Corporation's competition, changes in loan default and charge-off rates, unanticipated difficulties in completing the merger with First Financial Corp. and integrating First Financial's operations, unanticipated costs relating to the merger, fluctuations in the value of the stock to be issued in the merger and changes in the assumptions used in making such forward-looking statements.

LETTER TO SHAREHOLDERS

The theme of this year's annual report is based on our vision "to be the best community bank and trust company in New England." In order to do this, we must establish the right strategy, form the right relationships with our customers, develop the right products and services, and hire the right people. Your Corporation is committed to enhancing shareholder value by doing what is right and being the best.

Washington Trust had several accomplishments in 2001, including record earnings, resolution of protracted litigation, and good growth from all of our lines of business. A low interest rate environment – the lowest in more than two decades – fueled strong refinancing activity that led to record mortgage volume. We had solid commercial loan activity, enhancing existing customer relationships and attracting new business. Our consumer loan area performed well, led by good home equity line growth. Both our Westerly-based investment management group and Phoenix Investment Management outperformed the markets. We had record deposit growth, with a healthy mix of core and time deposits. We also continued to maintain excellent asset quality, which is critical in this economic environment.



We had two major announcements in 2001 that offer tremendous opportunities for us to expand our community banking philosophy into new markets. In August, we announced plans to open a 7,000+ square foot, two-story, full-service branch in Warwick, Rhode Island. In November, we announced a definitive agreement to acquire First Bank and Trust Company, a Providence-based bank with assets of $174.1million. While both of these initiatives are awaiting certain approvals, we are excited about their completion in 2002.

The financial results contained herein are a testament to our community banking philosophy and our vision to being the best community bank and trust company in New England. Our position as the leading community bank in our area remains strong and we thank you for your continued support. Your relationship with Washington Trust is sincerely valued and appreciated. We will continue to strive to be the best – for our customers, our employees, our communities, and our shareholders.

Sincerely,

John C. Warren
Chairman and Chief Executive Officer

John F. Treanor
President and Chief Operating Officer



"Washington Trust is the classic community bank. We care about our customers, our employees, and our shareholders. This makes us special and gives us a significant competitive advantage."

the RIGHT *strategy*

To be the best, you need the right strategy. For more than 200 years, Washington Trust has done just that. Founded in 1800, Washington Trust is the oldest community bank in the nation and the premier bank in southern Rhode Island and southeastern Connecticut. The Bank is the leading mortgage originator, the largest commercial lender, and has the greatest share of deposits in Washington County, Rhode Island. In a recent interview, John Warren talked about the Bank's 2001 performance, its plans for 2002, and its vision to be the best community bank and trust company in New England.

What is the key to Washington Trust's success?

Washington Trust is the classic community bank and we are successful because of our community banking strategy. We care about people: our customers, our employees, and our shareholders. This makes us special and gives us a significant competitive advantage. We are also committed to the communities in which we live and work. Our communities are the core of Washington Trust. We are part of them and

they are part of us. The quality of life is very special here and we are committed to preserving it, while still being able to allow for well-planned, economic growth. We must thrive together. That is community banking!

What led to the Bank's profitable results in 2001?
It was truly a team effort in 2001. We had a balanced stream of earnings from our core lines of business, including record volume in mortgage banking, solid commercial and consumer lending, outstanding investment management performance, and record deposit growth. We also continued to maintain excellent asset quality, which is critical in this economic environment. Of course, these earnings would not be possible without a lot of hard work by dedicated, professional employees. Our people turned in a great performance in 2001.

What are the Bank's plans for 2002?
In 2002, we will continue to do what we do best: offer competitive products, provide friendly, personal service, and support our local communities. We will also be busy completing the acquisition of First Bank and Trust and opening a new branch in Warwick, Rhode Island. These two initiatives offer tremendous growth opportunities for us across all of our lines of business. They also allow us to bring our community bank philosophy to new markets. The First Bank acquisition gives us an immediate presence in the Providence and Cranston markets, while the Warwick branch gives us a foothold in the central Rhode Island marketplace.



Scheduled to open in the Fall of 2002, the 7,000+ square foot, two-story Warwick branch features a traditional New England-style design.

When will these new initiatives happen?
While we are still awaiting certain approvals on both projects, we expect to complete the First Bank transaction by April 2002 and we anticipate a Fall 2002 grand opening in Warwick.

How does all of this translate into shareholder value?
I believe we are taking the steps necessary to be the best bank and trust company in New England. We offer a diverse range of products and services that respond to the way people want to manage their financial affairs. We are growing the Bank strategically, putting ourselves in new markets where our strengths as a community bank will offer customers a compelling new option. And, we have dedicated and passionate employees who believe in and embody the Bank's vision to be the best. This strategy should lead to enhanced shareholder value.

the RIGHT *relationships*

To be the best, you have to build and nurture the right relationships. The success of our business lies in the strong relationships that we have established with our customers and with our community. Sometimes it's the little things that make all the difference in a relationship – the teller who knows your name, a friendly customer service representative on the phone, the loan officer who visits your place of business to close the loan. Our community bank culture puts us in a strong position to establish solid, long-term relationships and further differentiates Washington Trust from other banks in the marketplace. In 2001, this relationship-based approach led to successes in all of our lines of business, especially in our business banking, trust and investment services, and mortgage banking areas.

BUSINESS BANKING

Business banking is all about relationships. At Washington Trust, our customers get the personal attention they need from knowledgeable, experienced bankers. Each customer has their own "personal banker" who handles their entire banking relationship: whether they're looking for financing, cash management, or trust and investment services. Our bankers are also members of the community, so they know the local business environment. We make decisions locally, so the approval process is fast and easy.

Business lending activity experienced steady growth in 2001 and we continued to be the leading commercial lender in our market area. We provided business banking services for all types and sizes of organizations, including retailers, entrepreneurs, municipalities and businesses with international operations. Our loan portfolio featured a mix of commercial real estate, service, manufacturing, and retail segments. We welcomed many new business customers and strengthened existing relationships.

We continue to build relationships with attorneys and accountants who recommend our services to their clients. Our business bankers work closely with local professionals to ensure that we are meeting the business and economic needs of our local community. These relationships help businesses succeed and, in turn, the communities prosper and grow.



Interstate Navigation



Heartlab



Gregg's Restaurants

One thing successful companies like Interstate Navigation, Heartlab and Gregg's Restaurants have in common is a relationship with Washington Trust. Though their needs differ, they all rely on Washington Trust for financial services.

Whether it is business banking, trust and investment management services or personal banking, each company has a personal banker to help the business and its owner be the best they can be.


WALL ST
WAY


PHOENIX
INVESTMENT MANAGEMENT
A Division of The Washington Trust Company
www.washtrust.com

Did your money manager outperform the S&P 500 last year?

We did.

Phoenix Investment Management has consistently and significantly outperformed the markets for over a decade. Can you continue to tolerate disappointment in your portfolio's performance? If you're investing $1 million or more, perhaps it's time you let our track record work for you. Call Marie Langlois or Jerry Fogarty, Managing Directors of Phoenix Investment Management, a division of The Washington Trust Company, at 401-331-6650.

Our investment management area had a strong year, outperforming the markets and major indices.

TRUST AND INVESTMENT SERVICES

Relationships are the key to our Trust and Investment Services area. After all, before clients will commit their money to our care, they must have the faith and confidence that we will be prudent money managers. That kind of trust only comes with good relationships. In 2001, we continued to deepen relationships with our clients.

Our investment performance was very strong in 2001. The economic environment led people to seek out financial advisors with significant experience and a solid track record. This played to the strengths of our Trust and Investment Services group and of Phoenix Investment Management. Both produced investment results that exceeded those of benchmark indices and of most of our peers. What's more, at year-end, Phoenix Investment continued to outperform the leading major indices and ranked in the top quartile of similar money managers nationwide. These returns are not only significantly better than the market averages, they are also much better than those produced by our competition. A number of

our clients, who have more than one investment manager, are transferring additional assets to their accounts with Washington Trust and Phoenix Investment Management.

In the investment management and personal trust business, Washington Trust's values of quality, integrity and community provide an extraordinary competitive advantage. The caring and responsive personal service, the quality professional planning and fiduciary services, and the superior investment management results are what people of wealth are seeking. Trust and Investment Services of Washington Trust is the premier provider of these services in our market area.

MORTGAGE BANKING

The key to successful mortgage banking is being there for the customer, the realtor, or the builder. Washington Trust is the leading mortgage originator in Washington County, Rhode Island because of the relationships we've formed with the people we've served. In 2001, our mortgage lending team processed a record number of loans. Just as they have for the past 200 years, customers turned to us to acquire their first home, build their dream house, or purchase vacation property.

Real estate professionals recommend us to their clients, confident that they will receive the very best in personalized service. Our mortgage originators make the loan process fast and easy and are willing to meet our customers anytime, anywhere. Often, it's just the beginning of a bigger relationship between the Bank and the customer.





Mortgage banking experienced record volume led by Gina Mead, Washington Trust's leading mortgage originator.

the RIGHT *products* AND *services*

To be the best, you must offer the right products and services. Washington Trust offers a full range of financial products and services to meet the personal banking, business banking and trust and investment management service needs of our customers. We are committed to developing new products and services that respond to our customers' ever-changing lifestyles by making it easier for them to do both their day-to-day banking and short- and long-term investing with us.

PERSONAL BANKING

In 2001, we enhanced our checking account product line to meet the lifestyle and individual banking needs of our customers. We conducted a major marketing campaign to promote Freedom Plus℠ checking, an account that offers free checking, free online banking, free ATMs and more, based on the customer's total deposit, loan, and trust relationship with us. We also introduced Freedom Rewards℠, a program in which customers earn points toward merchandise, travel, and more, every time they use their Washington Trust debit card to make signature-based purchases. The promotion successfully attracted new checking accounts, a stable, low cost source of funds for the Bank. We also saw an increase in debit card sales volume, generating additional fee income for the Bank.



In support of the American Bankers' Association's initiative to "Teach Children to Save," Washington Trust introduced the Cherry Tree Kids' Savings Club. A membership newsletter, discount coupons, and special prizes make saving money fun. Numerous parents have brought their children into the Bank to open new accounts, receive stamps in their cherry tree passbook, and visit the treasure chest for a special prize. The Cherry Tree Club encouraged a whole new generation of customers to establish a banking relationship with Washington Trust.

Our home equity lines continue to be an attractive product for customers looking to finance home improvement projects, consolidate debt, or pay for

Washington Trust offers a comprehensive package of merchant credit card processing services, including state-of-the-art authorization equipment, competitive pricing, and a knowledgeable and friendly customer service team. In 2001, we expanded our merchant services' sales force and achieved record sales volume for the third consecutive year.

tuition expenses. Our strategy has been to offer customers a very attractive rate and a fast and easy way to get financing. This strategy proved successful, as home equity line volume increased significantly during 2001.


Free Checking
Free ATMs

BUSINESS BANKING

In 2001, we introduced two new services to help businesses better manage their finances. Our Business Online Banking product allows businesses to use the Internet to view account balances, transfer funds between accounts, and pay bills, 24-hours a day, seven days a week. Businesses can use our new Debit BusinessCard® wherever MasterCard® is accepted and the purchases are automatically deducted from their business checking account. It offers businesses an easy and convenient way to pay for client lunches, supplies, fuel, and other business expenses.


with Bill Pay



We also began offering leasing services, through a third-party vendor, to provide our business customers with an alternative way to finance new equipment, inventory, vehicles, or other major purchases. Our customers receive 100% financing with no down payments, flexible payment options, and same-day credit approvals. The leasing program enables us to meet our customers' financing needs, while generating referral fee income for the Bank.



TRUST AND INVESTMENT SERVICES

Our Trust and Investment Services group offers a full range of fiduciary services for our clients, including asset management, trust, estate and retirement planning, as well as personal tax services. Client satisfaction is, by far, the most important business objective of our Trust and Investment Services area. Every decision we make is measured by its impact on our ability to serve the needs and interests of our clients.


BANKING
THE WASHINGTON TRUST Company

In 2001, Washington Trust introduced Freedom Banking through a multi-media campaign, including television, radio, print and outdoor advertising.

For the past 100 years, we have been helping individuals, corporations, institutions, and municipalities with their investment needs. We also offer a managed mutual fund product and investment services for all types of investors, from small-to-emerging investors to the high net worth market.

the RIGHT *people*

To be the best, you must employ the right people. At Washington Trust, our greatest asset is our employee group. We have earned a reputation as the area's best bank because of the commitment and capabilities of our employees. To our customers, they are Washington Trust – on the phone, at the teller window, in the grocery store, or at the local soccer field.

In 2001, we introduced LifeCare, a program designed to help employees balance their work and personal lives. The program offers referrals for employees seeking assistance with life event issues, such as childcare, health, diet, nutrition and more. In addition, we partnered with iemployee.com, a Web site that gives employees access to their employee benefits information 24 hours a day, seven days a week.

We know that, in order to be productive and to provide high quality service, our employees must have the right training, skills and resources. In 2001, we upgraded internal computer hardware and software and installed systems that help our employees process work faster and more efficiently. We also invested heavily in education and training programs, including a bank-wide program to train our staff on the new core banking software.

It is important to us that our employees are motivated and excited about coming to work each day. In 2001, we developed the ALL-STAR program, a bank-wide employee incentive program designed to reward and recognize employees "with stars" for exhibiting superior service to customers, fellow employees and the communities we serve. The ALL-STAR program was a tremendous success, with more than 20,000 stars awarded. Best of all, the program helped promote teamwork, motivated and rewarded employees for superior customer service, and increased employee participation in community events.

Washington Trust has earned a reputation as a community leader, partner, and overall good neighbor in the communities we serve. Community involvement is part of our corporate culture and values and our employees take it to heart. Washington Trust employees proudly support charities and civic organizations with donations of both time and money. They serve as leaders, coaches, mentors and volunteers for environmental, educational, athletic, housing and numerous other organizations, contributing thousands of hours of community service each year.

The 2001 ALL-STAR employee recognition program rewarded employees for providing excellent community, customer and employee service.



THE PEANUT BUTTER XPRESS

In 2001, Washington Trust conducted The Peanut Butter XPress, a drive to collect jars of peanut butter for local families in need. The PB XPress was a tremendous success, as the Bank delivered more than two tons, or 4,000 pounds, of peanut butter to the Rhode Island Community Food Bank and other local agencies.



The Bank enlisted the support of its customers, employees, area businesses and local middle schools to collect the peanut butter. The area's school children collected more than half of the supply and were rewarded with a donation from the Bank. To add a bit of fun to the drive, an elephant mascot named HANK, an acronym for "Helping Area Needy Kids," visited schools, shopping centers and bank branches to encourage donations.

The Bank initiated the peanut butter drive because it is one of the top items on the Food Bank's demand list. Peanut butter is one of children's favorite foods and has a high nutritional value. However, it is also expensive and unaffordable to many needy families. The drive helped restock the Food Bank's shelves and put peanut butter in the hands of needy children.


P.B. XPress



Our employees also have the vision to look beyond their backyard and support causes that benefit society as a whole. In 2001, Washington Trust employees generously contributed to the United Way of Southeastern New England, helping the Bank earn a designation as one of the area's top corporate fundraisers. When the tragic events of September 11th unfolded, Washington Trust employees collected money and supplies for New York City relief workers and the families of the victims. The efforts of our employees were rewarded in 2001 when Washington Trust received the "Community Involvement Award for Business Excellence" from *Providence Business News*. Washington Trust received the award because of the impact the company had on the local community through volunteerism, the extent to which the company encouraged its employees to volunteer, and the level of donations.

Our commitment to community service makes us better bankers, because it helps us better understand the needs of our customers and our communities. It has been said that a community bank is best defined by the quality of its people. We agree.

The program produced several top-scoring ALL-STARs, who by their leadership, display the spirit of Washington Trust every day.



CONSOLIDATED BALANCE SHEETS

December 31, (Dollars in thousands)	2001	2000
ASSETS:		
Cash and due from banks	$30,399	$22,460
Federal funds sold and other short-term investments	20,500	21,400
Mortgage loans held for sale	7,710	1,639
Securities:		
Available for sale, at fair value	453,956	386,611
Held to maturity, at cost; fair value $177,595 in 2001 and $125,368 in 2000	175,105	124,915
Total securities	629,061	511,526
Federal Home Loan Bank stock, at cost	23,491	19,558
Loans	605,645	597,155
Less allowance for loan losses	13,593	13,135
Net loans	592,052	584,020
Premises and equipment, net	22,102	21,710
Accrued interest receivable	7,124	7,800
Other assets	29,790	27,954
Total assets	$1,362,229	$1,218,067
LIABILITIES:		
Deposits:		
Demand	$134,783	$113,012
Savings	316,953	259,309
Time	365,140	363,363
Total deposits	816,876	735,684
Dividends payable	1,569	1,445
Federal Home Loan Bank advances	431,490	377,362
Other borrowings	2,087	3,227
Accrued expenses and other liabilities	12,270	11,163
Total liabilities	1,264,292	1,128,881
Commitments and contingencies		
SHAREHOLDERS' EQUITY:		
Common stock of $.0625 par value; authorized 30 million shares in 2001 and 2000; issued 12,065,283 shares in 2001 and 12,006,809 in 2000	754	750
Paid-in capital	10,696	10,144
Retained earnings	81,114	74,265
Accumulated other comprehensive income	6,416	4,027
Treasury stock, at cost; 54,102 shares in 2001	(1,043)	–
Total shareholders' equity	97,937	89,186
Total liabilities and shareholders' equity	$1,362,229	$1,218,067

Refer to Washington Trust Bancorp, Inc.'s 2001 Annual Report on Form 10-K for a complete set of consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31,	2001	2000	1999
(Dollars in thousands, except per share amounts)			
Interest income:			
Interest and fees on loans	$50,618	$49,423	$44,828
Interest on securities	33,988	32,068	25,613
Dividends on corporate stock and Federal Home Loan Bank stock	2,327	2,771	2,043
Interest on federal funds sold and other short-term investments	594	837	518
Total interest income	87,527	85,099	73,002
Interest expense:			
Savings deposits	5,127	4,383	4,043
Time deposits	18,866	19,841	15,871
Federal Home Loan Bank advances	24,068	22,886	16,855
Other	99	121	625
Total interest expense	48,160	47,231	37,394
Net interest income	39,367	37,868	35,608
Provision for loan losses	550	1,150	1,840
Net interest income after provision for loan losses	38,817	36,718	33,768
Noninterest income:			
Trust and investment management	10,408	10,544	9,314
Service charges on deposit accounts	3,514	3,297	3,169
Merchant processing fees	2,642	2,144	1,535
Mortgage banking activities	2,058	585	1,376
Income from bank-owned life insurance	1,134	1,047	676
Net gains on sales of securities	348	760	678
Net gain on sale of credit card portfolio	–	–	438
Other income	1,381	1,335	1,640
Total noninterest income	21,485	19,712	18,826
Noninterest expense:			
Salaries and employee benefits	20,845	19,750	18,294
Net occupancy	2,632	2,601	2,494
Equipment	3,375	3,592	3,122
Legal, audit and professional fees	1,336	1,883	1,079
Merchant processing costs	2,124	1,707	1,313
Advertising and promotion	1,237	1,196	991
Office supplies	662	641	732
Litigation settlement cost, net of recovery	3,625	–	–
Acquisition related expenses	–	1,035	1,552
Other	5,817	5,143	5,752
Total noninterest expense	41,653	37,548	35,329
Income before income taxes	18,649	18,882	17,265
Income tax expense	5,541	5,673	4,754
Net income	$13,108	$13,209	$12,511
Per share information:			
Basic earnings per share	$1.09	$1.10	$1.05
Diluted earnings per share	$1.07	$1.09	$1.03
Cash dividends declared per share[1]	$.52	$.48	$.44

[1] Represents historical per share dividends declared by Washington Trust Bancorp, Inc.

Refer to Washington Trust Bancorp, Inc.'s 2001 Annual Report on Form 10-K for a complete set of consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars in thousands)	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at January 1, 2001	$750	$10,144	$74,265	$4,027	$ –	$89,186
Net income			13,108			13,108
Cumulative effect of change in accounting principle, net of tax				(391)		(391)
Other comprehensive income, net of tax:						
Unrealized gains on securities, net of $1,499 income tax expense				3,000		3,000
Reclassification adjustments				(220)		(220)
Comprehensive income						15,497
Cash dividends declared			(6,259)			(6,259)
Shares issued	4	552			17	573
Shares repurchased					(1,060)	(1,060)
Balance at December 31, 2001	**$754**	**$10,696**	**$81,114**	**$6,416**	**$(1,043)**	**$97,937**
Balance at January 1, 2000	$745	$9,927	$67,686	$(191)	$ –	$78,167
Net income			13,209			13,209
Other comprehensive income, net of tax:						
Unrealized gains on securities, net of $1,919 income tax expense				4,712		4,712
Reclassification adjustment				(494)		(494)
Comprehensive income						17,427
Cash dividends declared			(6,630)			(6,630)
Shares issued	5	217				222
Balance at December 31, 2000	$750	$10,144	$74,265	$4,027	$ –	$89,186
Balance at January 1, 1999	$737	$8,986	$61,581	$7,401	$(354)	$78,351
Net income			12,511			12,511
Other comprehensive loss, net of tax:						
Unrealized losses on securities, net of $3,682 income tax benefit				(7,145)		(7,145)
Reclassification adjustment				(447)		(447)
Comprehensive income						4,919
Cash dividends declared			(6,406)			(6,406)
Shares issued	8	1,319			12	1,339
Shares retired		(378)			378	–
Shares repurchased					(36)	(36)
Balance at December 31, 1999	$745	$9,927	$67,686	$(191)	$ –	$78,167

DISCLOSURE OF RECLASSIFICATION AMOUNT:

Years ended December 31,	2001	2000	1999
Reclassification adjustment for net gains included in net income	$(348)	$(760)	$(678)
Income tax effect on net gains	122	266	231
Reclassification adjustment for amortization of unrealized loss on interest rate floor contract included in net income	10	–	–
Income tax effect on interest rate floor contract amortization	(4)	–	–
Net reclassification adjustments	$(220)	$(494)	$(447)

Refer to Washington Trust Bancorp, Inc.'s 2001 Annual Report on Form 10-K for a complete set of consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, (Dollars in thousands)	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$13,108**	$13,209	$12,511
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**550**	1,150	1,840
Depreciation of premises and equipment	**3,036**	3,323	3,004
Amortization of premium in excess of (less than) accretion of discount on debt securities	**489**	(149)	461
Deferred income tax benefit	**(644)**	(681)	(741)
Increase in bank-owned life insurance cash surrender value	**(1,134)**	(1,047)	(676)
Appreciation of derivative instruments	**(712)**	–	–
Net gains on sales of securities	**(348)**	(760)	(678)
Net gains on loan sales	**(1,686)**	(322)	(695)
Net gain on sale of credit card portfolio	**–**	–	(438)
Proceeds from sale of credit card portfolio	**–**	–	5,192
Proceeds from sales of loans	**98,198**	23,769	47,627
Loans originated for sale	**(102,583)**	(23,437)	(42,785)
Decrease (increase) in accrued interest receivable	**676**	(1,790)	(97)
(Increase) decrease in other assets	**(801)**	315	(1,424)
Increase in accrued expenses and other liabilities	**807**	2,857	1,432
Other, net	**517**	1,075	1,782
Net cash provided by operating activities	**9,473**	17,512	26,315
CASH FLOWS FROM INVESTING ACTIVITIES:			
Securities available for sale:			
Purchases	**(160,774)**	(128,227)	(168,644)
Proceeds from sales	**238**	40,288	81,398
Maturities and principal repayments	**140,145**	38,507	65,379
Securities held to maturity:			
Purchases	**(131,570)**	(22,745)	(54,948)
Maturities and principal repayments	**37,841**	14,235	34,212
Purchases of Federal Home Loan Bank stock	**(3,933)**	(1,931)	(1,044)
Principal collected on loans under loan originations	**(8,757)**	(48,756)	(57,622)
Proceeds from sales of other real estate owned	**151**	95	513
Purchases of premises and equipment	**(3,416)**	(1,813)	(2,510)
Purchase of bank-owned life insurance	**–**	–	(18,000)
Net cash used in investing activities	**(130,075)**	(110,347)	(121,266)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in deposits	**81,192**	74,931	32,990
Net decrease in other borrowings	**(1,140)**	(982)	(10,845)
Proceeds from Federal Home Loan Bank advances	**1,217,000**	404,500	550,837
Repayment of Federal Home Loan Bank advances	**(1,162,872)**	(379,686)	(462,395)
Purchase of treasury stock	**(670)**	–	(36)
Net effect of common stock transactions	**266**	(201)	475
Cash dividends paid	**(6,135)**	(6,387)	(6,209)
Net cash provided by financing activities	**127,641**	92,175	104,817
Net increase (decrease) in cash and cash equivalents	**7,039**	(660)	9,866
Cash and cash equivalents at beginning of year	**43,860**	44,520	34,654
Cash and cash equivalents at end of year	**$50,899**	$43,860	$44,520

(continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,	2001	2000	1999
(Dollars in thousands)			
Noncash Investing and Financing Activities:			
Net transfers from loans to other real estate owned	$187	$109	$576
Loans charged off	433	683	967
Loans made to facilitate the sale of other real estate owned	–	60	180
Increase (decrease) in unrealized gain on securities available for sale, net of tax	2,389	4,218	(7,592)
Increase in paid-in capital resulting from tax benefits on stock option exercises	307	423	864
Supplemental Disclosures:			
Interest payments	$48,859	$45,970	$36,690
Income tax payments	5,632	5,838	4,363

Refer to Washington Trust Bancorp, Inc.'s 2001 Annual Report on Form 10-K for a complete set of consolidated financial statements.

INDEPENDENT AUDITORS' REPORT


KPMG

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Washington Trust Bancorp, Inc. and subsidiary as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001 (not presented herein); and in our report dated January 15, 2002, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Providence, Rhode Island

January 15, 2002

SHAREHOLDER INFORMATION

Corporate Profile
Washington Trust Bancorp, Inc. (the Corporation) is the publicly-owned holding company of The Washington Trust Company (the Bank), a Rhode Island-chartered bank founded in 1800. The Bank offers a broad range of financial services, including trust and investment management, through its branch offices in Rhode Island and southeastern Connecticut.

Corporate Offices
Washington Trust Bancorp, Inc.
23 Broad Street
Westerly, Rhode Island 02891-1868
401-348-1200
1-800-475-2265
Web site: www.washtrust.com

Stock Transfer and Dividend Disbursing Agent
Our Transfer Agent is responsible for our shareholder records, issuance of stock certificates, distribution of our dividend checks, and IRS Form 1099. If you need assistance to change your address, transfer a stock certificate, or replace a lost, stolen or destroyed stock certificate, please contact Mellon Investor Services LLC at 1-800-852-0354, or at their Corporate Office at 85 Challenger Road, Ridgefield Park, NJ 07660. You may also contact them via their Web site at www.melloninvestor.com.

Dividend Reinvestment
The Corporation's Dividend Reinvestment and Stock Purchase Plan enables shareholders to reinvest their quarterly dividends in Washington Trust shares. Plan members are also permitted to make optional cash purchases of common stock up to $10,000 each quarter. Information about the Plan is available on request by contacting Mellon Investor Services LLC at 1-800-852-0354, or at their Corporate Office at 85 Challenger Road, Ridgefield Park, NJ 07660. You may also contact them via their Web site at www.melloninvestor.com.

Investor Information
Copies of our most recent annual reports and a copy of our 2001 Annual Report on Form 10-K are available at no charge by contacting Elizabeth B. Eckel, Senior Vice President, Marketing, at 401-348-1309 or 1-800-475-2265, or at the Corporate Offices address listed above. The annual report is also available on our Web site, www.washtrust.com.

Market and Dividend Information
Washington Trust Bancorp, Inc.'s common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market® under the symbol WASH. As of December 31, 2001, there were 2,077 shareholders of record.

2001 Quarters	1	2	3	4
Stock prices:				
High	$17.75	$22.62	$22.14	$19.73
Low	13.75	16.35	16.69	17.76
Dividend declared	.13	.13	.13	.13

2000 Quarters	1	2	3	4
Stock prices:				
High	$17.50	$15.94	$15.63	$14.63
Low	13.88	14.50	14.50	13.38
Dividend declared	.12	.12	.12	.12

Additional Information
At December 31, 2001, Washington Trust had 403 employees. Washington Trust has adopted an Affirmative Action Plan and is an Equal Opportunity Employer. The Bank is a member of the FDIC and an Equal Housing Lender.

Auditors
KPMG LLP
Providence, Rhode Island

Counsel
Goodwin Procter LLP
Boston, Massachusetts

Annual Meeting of Shareholders
Tuesday, April 23, 2002
11:00 a.m.
Westerly Public Library
44 Broad Street
Westerly, Rhode Island 02891


WASH
NASDAQ
LISTED


NAIC
National Association of Investors Corp.

DIRECTORS OF WASHINGTON TRUST BANCORP, INC.

Alcino G. Almeida, Retired Executive Vice President and General Manager
The Day Publishing Company

Gary P. Bennett, Retired Chairman and Chief Executive Officer
Analysis and Technology, Inc.

Steven J. Crandall, Vice President
Ashaway Line and Twine Manufacturing Company

Richard A. Grills, Consultant
Bradford Dyeing Association, Inc.

Larry J. Hirsch, Retired President
Westerly Jewelry Co.

Katherine W. Hoxsie, CPA, Vice President
Hoxsie Buick-Pontiac-GMC Truck, Inc.

Mary E. Kennard, Vice President and University Counsel
The American University

Joseph J. Kirby, Retired Chairman and Chief Executive Officer
Washington Trust Bancorp, Inc.

Edward M. Mazze, Ph.D., Dean, College of Business Administration
University of Rhode Island

Victor J. Orsinger, II, Partner
Orsinger and Nardone, Attorneys at Law

H. Douglas Randall, III, President
H.D. Randall, Realtors

Joyce Olson Resnikoff, Chief Executive Officer
Olde Mistick Village

James P. Sullivan, CPA, Retired Finance Officer
Roman Catholic Diocese of Providence

Neil H. Thorp, President
Thorp and Trainer, Inc.

John F. Treanor, President and Chief Operating Officer
Washington Trust Bancorp, Inc.

John C. Warren, Chairman and Chief Executive Officer
Washington Trust Bancorp, Inc.

The Washington Trust Company
Directors' Advisory Council

William Atherton
Charles M. Baker, Jr.
Charles C. Buffum
David Curtis
Jacques de Laporte
James W. McCormick, Jr.
Thomas F. Moore
Brendan P. O'Donnell
Arthur Perry
Joseph H. Potter
Joseph E. Pucci
Anthony J. Rose, Jr.
John F. Sullivan
James D. Thornton
William Blunt White

SENIOR MANAGEMENT OF THE WASHINGTON TRUST COMPANY

John C. Warren, Chairman and Chief Executive Officer
John F. Treanor, President and Chief Operating Officer

FINANCIAL ADMINISTRATION
David V. Devault, Executive Vice President, Treasurer and Chief Financial Officer
Mark K.W. Gim, Senior Vice President, Financial Planning

COMMERCIAL LENDING
James M. Vesey, Senior Vice President and Chief Credit Officer
Louis J. Luzzi, Senior Vice President, Commercial Lending

COMPLIANCE
Dennis L. Algiere, Senior Vice President, Compliance and Community Affairs

CREDIT ADMINISTRATION
William D. Gibson, Senior Vice President, Credit Administration

HUMAN RESOURCES
Vernon F. Bliven, Senior Vice President, Human Resources

MARKETING
Elizabeth B. Eckel, Senior Vice President, Marketing

OPERATIONS AND TECHNOLOGY
Barbara J. Perino, CPA, Senior Vice President, Operations and Technology

RETAIL BANKING
B. Michael Rauh, Jr., Senior Vice President, Retail Banking
Joseph E. LaPlume, Senior Vice President, Business Services

RETAIL LENDING
Stephen M. Bessette, Senior Vice President, Retail Lending

TRUST AND INVESTMENT SERVICES
Harvey C. Perry, II, Senior Vice President, Trust and Investment Services, and Secretary
Rogean B. Makowski, Senior Vice President and Trust Officer

PHOENIX INVESTMENT MANAGEMENT
Gerald J. Fogarty, Jr., Managing Director, Phoenix Investment Management
Marie J. Langlois, Managing Director, Phoenix Investment Management

WASHINGTON TRUST LOCATIONS

RHODE ISLAND OFFICES

WESTERLY
Main Office
23 Broad Street, Westerly, RI 02891
401-348-1200

Franklin Street Office
126 Franklin Street, Westerly, RI 02891
401-348-1367

McQuade's Marketplace
106 Main Street, Westerly, RI 02891
401-348-1201

RICHMOND
Richmond Office
1200 Main Street, Wyoming, RI 02898
401-539-2427

BLOCK ISLAND
Block Island Office
Ocean Avenue, Block Island, RI 02807
401-466-7710

CHARLESTOWN
Charlestown Office
4137 Old Post Road, Charlestown, RI 02813
401-364-4000

NARRAGANSETT
Sweet Meadows Office
20 Point Judith Road, Narragansett, RI 02882
401-782-1000

Bonnet Shores Office
885 Boston Neck Road, Narragansett, RI 02882
401-782-4800

SOUTH KINGSTOWN
Wakefield Office
730 Kingstown Road, Wakefield, RI 02879
401-782-4200

NORTH KINGSTOWN
North Kingstown Office
7625 Post Road, North Kingstown, RI 02852
401-295-4700

PROVIDENCE
Providence Trust and Investment Services Office
66 South Main Street, Providence, RI 02903
401-861-8440

Phoenix Investment Management
68 South Main Street, Providence, RI 02903
401-331-6650

CONNECTICUT OFFICES

MYSTIC

Mystic Office
Olde Mistick Village
Mystic, CT 06355
860-536-1200

A&P Super Foodmart
179 Stonington Road
Mystic, CT 06355
860-572-7100

McQuade's Marketplace
14 Clara Drive
Mystic, CT 06355
860-572-2058

Account Information Center
401-348-1200 or toll-free 1-800-475-2265
In Connecticut, call 860-443-1508

Online Banking
Bank via the Internet
24 hours a day, 7 days a week at www.washtrust.com

XPRESS Banking
Bank by phone 24 hours a day, 7 days a week
at 401-348-1399 or toll-free 1-800-226-5877

Web Site
Current information available at
www.washtrust.com



23 Broad Street, Westerly, Rhode Island 02891

www.washtrust.com